UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hagerty, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

405166109
(CUSIP Number)

Richard R. Grinnan
Senior Vice President, Chief Legal Officer and Secretary
Markel Group Inc.
4521 Highwoods Parkway
Glen Allen, VA 23060
(804) 747-0136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 405166109	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Markel Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
79,380,265 (1), (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
79,380,265 (1), (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,380,265 (1), (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes 75,000,000 shares of Class V Common Stock (as defined in the Original Schedule 13D) and an equal number of OpCo Units (as defined in the Original Schedule 13D), which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock (as defined herein) or, if certain conditions set forth in the Amended and Restated Exchange Agreement (as defined in Amendment No. 1) are met, an equivalent value in cash at the option of the Company (as defined herein).

(2)
Includes 1,272,265 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days as a result of the conversion mechanisms of the Series A Preferred Stock (as defined in Amendment No. 1), which are exchangeable, at the option of the Reporting Person, into shares of Class A Common Stock at the Conversion Rate (as defined in Amendment No. 1).

(3)
Percentage based on the sum of (i) 85,703,286 shares of Class A Common Stock outstanding as of May 15, 2024, based on the Registration Statement (as defined herein); (ii) 3,686,191 shares of Class A Common Stock estimated to be issued in exchange for 18,430,959 Exchange Warrants (as defined herein) at the Expiration Date (as defined herein) of the Exchange Offer (as defined herein); (iii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person; and (iv) 1,272,265 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (iii) and (iv) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.  Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 28.9% of the voting power of the Company.

CUSIP NO. 405166109	Page 3 of 6 Pages
Explanatory Note: Markel Group Inc. (f/k/a Markel Corporation), a Virginia corporation (“Markel Group” or the “Reporting Person”) is hereby filing this Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed by the Reporting Person on December 10, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by the Reporting Person on June 27, 2023 (“Amendment No. 1” and collectively, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Hagerty, Inc., a Delaware corporation (the “Company”).  Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings set forth in the Original Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a-c)  The name, business address, present principal occupation or employment, and citizenship of each director and each executive officer of Markel Group, as well as the number of shares of Class A Common Stock beneficially owned by each person, as applicable, are set forth on Annex A hereto and are incorporated by reference herein.

(d-e)  During the past five years, none of Markel Group or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 3, 2024, pursuant to the registration statement on Form S-4 filed by the Company with the SEC on June 3, 2024 (the “Registration Statement”), the Company announced the commencement of an exchange offer (the “Exchange Offer”), pursuant to which the Company offered to all holders of its outstanding public warrants, private warrants, underwriter warrants, OTM warrants, and PIPE warrants (collectively, “Exchange Warrants”), including the Warrants held by the Reporting Person, the opportunity to receive 0.20 shares of Class A Common Stock in exchange for each outstanding Exchange Warrant tendered by the holder and exchanged pursuant to the Exchange Offer.

Concurrently with the Exchange Offer, the Company solicited consents (the “Consent Solicitation”) from holders of the Exchange Warrants to amend both the IPO Warrant Agreement (as defined in the Exchange Offer) and the Business Combination Warrant Agreement (as defined in the Exchange Offer) to permit the Company to require that each Exchange Warrant that was outstanding upon the closing of the Exchange Offer be exchanged for 0.18 shares of Class A Common Stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Exchange Offer.  Pursuant to the terms of the IPO Warrant Agreement, all amendments except certain specified modifications or amendments required the vote or written consent of holders of both (i) at least 50% of the Public Warrants (as defined in the Exchange Offer) outstanding and (ii) at least 50% of the Private Placement Warrants (as defined in the Exchange Offer) outstanding.  Pursuant to the terms of the Business Combination Warrant Agreement, all amendments except certain specified modifications or amendments required the vote or written consent of holders of at least 50% of the PIPE Warrants (as defined in the Exchange Offer) outstanding.

On June 3, 2024, the Reporting Person agreed to tender its Warrants in the Exchange Offer and consented to the amendment to the Business Combination Warrant Agreement pursuant to the Tender and Support Agreement, dated June 3, 2024, by and among the Company and holders of Warrants party thereto (the “Tender and Support Agreement”).  Holders of Exchange Warrants, including the Reporting Person, could have revoked their consent at any time prior to the Expiration Date (defined below) by withdrawing the Exchange Warrants tendered for exchange in the Exchange Offer.

Prior to the expiration of the Exchange Offer at one minute after 11:59 p.m., Eastern Time, on July 2, 2024 (the “Expiration Date”), the amendments to the IPO Warrant Agreement and the Business Combination Warrant Agreement received the requisite consent from the applicable holders of Exchange Warrants. Accordingly, at the Expiration Date, the Reporting Person’s 540,000 Warrants were accepted by the Issuer for exchange and, pursuant to the terms of the Exchange Offer, 108,000 shares of Class A Common Stock will be delivered to the Reporting Person promptly following the Expiration Date.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is filed as an exhibit to this Amendment No. 2 and is incorporated by reference herein.

CUSIP NO. 405166109	Page 4 of 6 Pages
Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) As of the date of this Amendment No. 2, the Reporting Person may be deemed to be the beneficial owner of 79,380,265 shares of Class A Common Stock, or approximately 47.9% of the shares of Class A Common Stock outstanding.  The Reporting Person’s beneficial ownership is composed of (i) 75,000,000 shares of Class V Common Stock and an equal number of OpCo Units, which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock or, if certain conditions set forth in the Amended and Restated Exchange Agreement are met, an equivalent value in cash at the option of the Company; (ii) 1,590,668 shares of Series A Preferred Stock, which are exchangeable, at the option of the Reporting Person, into 1,272,265 shares of Class A Common Stock at the Conversion Rate, which is subject to customary anti-dilution protections; and (iii) 3,108,000 shares of Class A Common Stock.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share.

The Series A Preferred Stock votes together with the Class A Common Stock on an as-converted basis (one vote per share), and not as a separate class.

The beneficial ownership percentage reported herein was calculated based on the sum of (i) 85,703,286 shares of Class A Common Stock outstanding as of May 15, 2024, based on the Registration Statement; (ii) 3,686,191 shares of Class A Common Stock estimated to be issued in exchange for 18,430,959 Exchange Warrants at the Expiration Date of the Exchange Offer; (iii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and an equal number of OpCo Units held by the Reporting Person; and (iv) 1,272,265 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (iii) and (iv) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.  Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 28.9% of the voting power of the Company.

The board of directors of the Reporting Person may be deemed to collectively exercise voting and investment power over the shares of Class A Common Stock and other securities of the Company held by the Reporting Person.  Under the so-called “rule of three,” no individual member of the board of directors of the Reporting Person may be deemed to have such power over the shares of Class A Common Stock and other securities of the Company reported in this Schedule 13D.

Pursuant to Rule 13d-4 under the Act, the Reporting Person expressly disclaims beneficial ownership of any other shares of Class A Common Stock or other securities of the Company, including those held by the other parties to the Securities Purchase Agreement, the Series A Registration Rights Agreement, and the Investor Rights Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such shares of Class A Common Stock or other securities.

(c) The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.12    Tender and Support Agreement, dated June 3, 2024 (incorporated by reference to Exhibit 10.37 of the Company’s Registration Statement on Form S-4 filed with the SEC on June 3, 2024)

CUSIP NO. 405166109	Page 5 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 8, 2024

MARKEL GROUP INC.

	By:	/s/ Richard R. Grinnan
	Name:	Richard R. Grinnan
	Title:	Senior Vice President, Chief Legal Officer and Secretary

CUSIP NO. 405166109	Page 6 of 6 Pages
Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF MARKEL GROUP INC.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Markel Group Inc., as well as the number of shares of Class A Common Stock beneficially owned by such person, as applicable, as of July 8, 2024.  The business address of each person listed below is c/o Markel Group Inc., 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148.

DIRECTORS OF MARKEL GROUP INC.

Name	Present Occupation	Citizenship

Steven A. Markel	Chairman of the Board, Markel Group Inc.	United States

Mark M. Besca	Retired	United States

Lawrence A. Cunningham	Consultant and Writer	United States

Thomas S. Gayner	Chief Executive Officer, Markel Group Inc.	United States

Greta J. Harris	President and Chief Executive Officer, Better Housing Coalition	United States

Morgan E. Housel	Partner, The Collaborative Fund	United States

Diane Leopold	Executive Vice President and Chief Operating Officer, Dominion Energy	United States

Anthony F. Markel	Retired Vice Chairman, President and Chief Operating Officer, Markel Group Inc.	United States

Harold L. Morrison, Jr.	Retired	United States

Michael O’Reilly	Retired	United States

A. Lynne Puckett	Retired	United States

EXECUTIVE OFFICERS OF MARKEL GROUP INC.

Name	Present Occupation	Citizenship

Thomas S. Gayner	Chief Executive Officer, Markel Group Inc.	United States

Michael R. Heaton	Executive Vice President and Chief Operating Officer, Markel Group Inc.	United States

Jeremy A. Noble[1]	President, Insurance, Markel Group Inc.	United States

Richard R. Grinnan	Senior Vice President, Chief Legal Officer and Secretary, Markel Group Inc.	United States

Andrew G. Crowley	President, Markel Ventures, Markel Group Inc.	United States

Brian J. Costanzo	Chief Financial Officer, Markel Group Inc.	United States

1.	Jeremy A. Noble owns 300 shares of Class A Common Stock.